Alice hsu
+1 212.872.1053/fax: +1 212.872.1002
ahsu@akingump.com

December 9, 2019

Via EDGAR and Overnight Delivery

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Verso Corporation
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on November 25, 2019 by Verso Corporation
File No. 001-34056

Dear Mr. Panos:

On behalf of Verso Corporation (the “Company”), we hereby submit the letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 29, 2019, with respect to the Company’s PREC14A preliminary proxy statement on Schedule 14A, File No. 001-34056, filed with the Commission on November 25, 2019.

The Company is concurrently filing with this letter Amendment No. 1 to the preliminary proxy statement on Schedule 14A via EDGAR. These amendments reflect responses to your comments, as indicated below.

For your convenience, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1 to the preliminary proxy statement on Schedule 14A. All references to captions and page numbers in these responses are to the page numbers of the marked version of Amendment No. 1 to the preliminary proxy statement on Schedule 14A.

U.S. Securities and Exchange Commission December 9, 2019 Page 2

Schedule 14A

Notice

1.	The Notice of the Annual Meeting of Stockholders states the meeting will be held on January 21, 2020. The title of the meeting, however, suggests that such meeting is being convened to lawfully satisfy a requirement that Verso hold an annual meeting for 2019. Please confirm for us, with a view toward revised disclosure, that Verso’s identification of the “2019 Annual Meeting” is not inconsistent with Verso’s own governing documents as well as any applicable requirements in its state of jurisdiction or otherwise inaccurate.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that Section 211(b) of the Delaware General Corporation Law requires that “Unless directors are elected by written consent in lieu of an annual meeting as permitted by this subsection, an annual meeting of stockholders shall be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws.”  Company directors were not elected by written consent in lieu of an annual meeting during calendar year 2019.  Although the annual meeting will convene on January 21, 2020, the meeting will be held to satisfy Section 211(b) of the Delaware General Corporation Law, which references “annual” meetings and therefore contemplates that elections will be held that correspond to each calendar year and such annual meeting will be called and conducted in accordance with the Company’s governing documents. The Company has revised Amendment No. 1 to the preliminary proxy statement at page 14 to reflect that the Company announced on October 3, 2019, that the 2019 Annual Meeting would be held on January 21, 2020.

Important Notice Regarding the Availability of Proxy Materials…, Page 3

2.	Although the disclosure on Page 2 intimates that printed copies of the proxy statement and 2018 Annual Report will be “sent or given,” the disclosure on Page 3 leaves open the possibility that the proxy statement will be distributed electronically to the exclusion of other methods while suggesting its availability on a dedicated website. Please advise us whether or not Verso will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that it does not intend to rely upon Rule 14a-16 to distribute proxy materials electronically as the primary means of delivery.

The Company intends to mail a full set of proxy materials to stockholders of record and will satisfy the obligations of Rules 14a-3(a) and 14a-4(f) by delivering full sets of proxy materials in accordance with Rule 14a-16(n). In addition to mailing a full set of proxy materials to stockholders of record, the Company intends for all materials identified in the notice to be publicly accessible, free of charge, and made available on a website address specified in such notice. The Company has revised Amendment No. 1 to the preliminary proxy statement at page 10 to reflect that proxy materials will be sent in accordance with full set delivery.

U.S. Securities and Exchange Commission December 9, 2019 Page 3

3.	The disclosure that follows announcement of the dedicated website www.stockholderdocs.com/VRS represents that a “proxy contest” is being conducted by Lapetus. Unless more objectively verifiable proof exists to support this contention, please revise to remove the implication that a solicitation in opposition is a foregone conclusion.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that, since the filing of the Company’s preliminary proxy statement on Schedule 14A and since the delivery of your letter, Lapetus has filed a PREC14A preliminary proxy statement on Schedule 14A (the “Lapetus PREC14A”) on December 5, 2019 with the Commission in connection with the solicitation of proxies from the stockholders of Verso Corporation at the Company’s 2019 annual meeting of stockholders. The Company has revised Amendment No. 1 to the preliminary proxy statement at pages 1 and 3 to reflect that the Company expects Lapetus to conduct a proxy contest.

4.	Notwithstanding the disclosures that appears on Page 2 and Page 3 regarding the availability of the registrant’s 2018 Annual Report, please advise us, with a view toward revised disclosure, how Verso has complied with or intends to comply with Rule 14a-3(b)(10).

Response: In response to the Staff’s comments, the Company has revised Amendment No. 1 to the preliminary proxy statement at pages 10 and 76 to clarify that stockholders may obtain a copy of the Company’s 2018 Annual Report, without charge, upon request.

5.	Please advise us, with a view toward revised disclosure, how the registrant has complied with or intends to comply with Item 23 of Schedule 14A, titled “Delivery of documents to shareholders sharing an address.”

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to the preliminary proxy statement at page 76 to clarify the delivery of documents to stockholders sharing an address.

Potential Payments upon Termination of Employment of Change in Control, Page 69

6.	Please advise us, with a view toward revised disclosure, whether the election of four non-management director candidates to Verso’s seven-member board of directors would constitute a change in control transaction under any of the registrant’s governing documents such that payments of the type described in this section could be owed.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that, since the filing of the Company’s preliminary proxy statement on Schedule 14A and since the delivery of your letter, Lapetus has filed the Lapetus PREC14A, on December 5, 2019, which includes three Lapetus director nominees. The Company respectfully advises the Staff that the election of three non-management director candidates to Verso’s seven-member Board of Directors would not constitute a change in control transaction under the Company’s governing documents. Accordingly, the Company has not revised the disclosure with respect to potential payments upon termination or change in control.

U.S. Securities and Exchange Commission December 9, 2019 Page 4

Who pays for the proxy solicitation and how will Verso solicit votes?, Page 10

7.	Given the generic reference to “additional costs” as well as the expected quantification of the proxy solicitor’s fee, advise us how the registrant has complied with its obligation to disclose all costs in furtherance of the solicitation as required under Item 4(b) of Schedule 14A. Please also revise this section to remove the potential implication that the to be paid to the proxy solicitor is the sole extra expense. Refer also to Instruction 1 to Item 4, which seeks disclosure of all costs incidental to the solicitation above what the registrant normally expends. Please also advise us why the term “us” should be viewed as a class of employee. Refer to Item 4(b)(2) of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to the preliminary proxy statement at pages 9 and 10 to clarify the language.

Form of Proxy

8.	Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised “on any other matters that may properly come before the meeting…”

Response: In response to the Staff’s comments, the Company has revised Amendment No. 1 to the preliminary proxy statement so that the form of proxy disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) conforms to the disclosure standard codified in that provision.

U.S. Securities and Exchange Commission December 9, 2019 Page 5

We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please do not hesitate to contact me at (212) 872-1053.

Sincerely,

/s/ Alice Hsu

Alice Hsu

cc:	Adam St. John, Verso Corporation
St. John Daugherty, Verso Corporation
Kerry E. Berchem, Akin Gump Strauss Hauer & Feld LLP